Exhibit 12.1

Whitestone REIT Operating Partnership, L.P.
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Net income	$3,919	$53	$1,333	$1,575	$2,075
Plus: Taxes	305	286	225	264	222
Plus: Fixed charges	10,150	8,732	6,344	6,040	6,190
Total earnings	$14,374	$9,071	$7,902	$7,879	$8,487

Fixed charges
Interest expense	10,150	8,732	6,344	6,040	6,190
Total fixed charges	$10,150	$8,732	$6,344	$6,040	$6,190

Ratio of earnings to fixed charges	1.42	1.04	1.25	1.30	1.37